Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                August 14, 2019


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1929
                    Quality Core Equity Portfolio, Series 4
                       File Nos. 333-232537 and 811-03763
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Dear Mr. Bartz:

      This letter responds to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1929, filed on July 3, 2019 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Quality Core Equity Portfolio, Series 4 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

      1. Because the name of the Trust has the term "core equity," please explain what constitutes core equity securities.

      Response: In response to this comment, the following has been added as the third sentence under the "Principal Investment Strategy" section: "Core equity securities are securities that the sponsor believes are central investments for an equity portfolio."

      2. The second bullet under the "Security Selection" section states that securities must have a market capitalization of $3 billion or more. Please state in the "Principal Investment Strategy" section that the Trust may invest in small- and mid-capitalization securities.

      Response: In response to this comment, the following has been added to the first paragraph under the "Principal Investment Strategy" section: "The trust may invest in U.S.-listed common stocks of any market capitalization."

      3. The "Principal Investment Strategy" section states that the Trust may invest in U.S.-listed foreign securities. Does this include any emerging market issuers? If so, please disclose and provide corresponding risk disclosures.

      Response: The Trust may invest in securities issued by companies located in emerging markets. As a result, the second to last sentence under the "Principal Investment Strategy" section has been revised to the following: "The U.S.-listed common stocks may include U.S.-listed foreign securities, including the securities of issuers located in emerging markets." If the Trust invests significantly in securities issued by emerging market issuers, the following disclosure will be included in the "Principal Risks" section:

            The trust includes securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. Companies headquartered in emerging market countries may be exposed to greater volatility and market risk.

      If the Trust invests in securities issued by emerging market issuers, the following disclosure will be included in the "Investment Risks" section:

            Emerging markets risk. The trust invests in securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
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                                                              Morrison C. Warren